Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: February 28, 2022

US FAQs | Zip & Sezzle Combination

This FAQ document is for our US Sezzlers on joining the Zip Family

Why combine with Zip?

Winning in the competitive US is a key business priority for Sezzle and will enable us to achieve our mission to financially empower the next generation of shoppers.

This transaction will accelerate our expansion strategy, as well as positions us as one of the most competitive BNPL players in the U.S.

Many of you will be familiar with Zip – it is a top Australian-based BNPL platform with millions of active users as part of its network. In recent expansion efforts, Zip acquired U.S based Quadpay in 2020.

Zip’s ambition to create a financially fearless future where people know they are in control of their own tomorrow falls in perfect alliance with our mission at Sezzle to Empower the Next Generation. Together, we will use our shared resources to win in our industry.

When is the integration effective?

Zips’ acquisition of Sezzle is expected to close by the end of the third quarter of 2022 and is subject to certain closing conditions, including the approval by Sezzle and Zip shareholders and obtaining certain regulatory approvals. Until then it’s business as usual - we are going to continue to operate as separate companies.

We will be hosting information sessions in all regions to answer all of your questions, keep your eyes open for these. We can’t wait to share more with you.

What impact will this have on our roles and teams?

Until the acquisition is closed, it is business as usual. A key reason for this deal is the great talent and teams on both sides. Both teams have had an impressive impact on consumers and merchants.

As part of our integration plan you will have the opportunity to meet members of the Zip team with whom you will be working. Apart from that, get excited that we will be positioned as a top tier player in our industry in the global market.

How will this impact my reporting structure?

There will be no changes to reporting lines at this point in time. We are constantly reviewing our Sezzle operating model and team structures, and once formally integrated we’ll look at how we best structure our teams around customer needs.

How do I learn more about Zip?

Check out the following resources to learn more:

●	https://zip.co/us
●	https://www.linkedin.com/company/zip-co-limited

We will be creating opportunities - professional and social - to meet the team where you can ask them questions and learn more about each other's teams, ways of work, product and merchants.

When will I get to meet more of the Zip team?

Once the deal is finalised, as part of the integration plan we will introduce you to new team members and find ways for us all to connect.

How will we integrate with Zip in relation to people, processes and systems?

There will be a thoughtful integration process with stream leads across each function from both Zip and Sezzle.

There will be some processes and systems unique to each side that will continue to grow while others will be integrated with the larger strategy of Zip.

What information will be provided to our merchants and consumers?

We are currently crafting messaging to share with our merchants. Please reach out to Veronica Katz if you have any questions you need help answering.

We’ve been pitching against Zip in some of our deals, what do we do now?

Please reach out to Veronica Katz if you have any questions you need help answering. We will have a dedicated approach for how we approach merchants where we are both competing.

Are we planning to relocate the office?

No, we are not planning to relocate the office. We will continue to hire in both locations and remote.

Will we be moving to the Sezzle tech stack?

Zips’ Engineering leadership will work with Sezzle Engineering leadership regarding future tech stack decisions. We will share more when they have completed their discovery.

What about US losses? What are we doing to address these?

A key part of this transformational transaction is to provide a strong path to profitability. While we are not disclosing details at the moment, more will be shared with the team in the future.

How will this affect my bonus / benefits?

We will evaluate pay and benefits programs together. In the immediate term, no changes will be made. As we learn more about the specifics, we will determine how best to integrate moving forward.

What’s happening now?

It’s business as usual. As we get closer to the formal integration date we will have dedicated teams assigned to working on the integration with their Zip counter-parts.

Who do I reach out to if I have additional questions?

We appreciate all questions! Each of your executive team members are open to answering any questions. We also have a form where you can submit any of your questions to which one of our leaders will respond.

If someone external contacts me, who do I connect them with?

If you receive any inquiries, please send them to the following:

●	Investor Relations: Lee Brading, lee.brading@sezzle.com
●	Merchant/Partners: Veronica Katz, veronica.katz@sezzle.com
●	Media: Erin Foran, erin.foran@sezzle.com

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Zip and Sezzle, including, but not limited to, statements regarding the expected benefits of the proposed transaction and the anticipated timing, completion and effects of the proposed transaction, strategies, objectives and the products and markets of Zip and Sezzle. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip’s and Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of Sezzle and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the effect of the announcement or pendency of the proposed transaction on Sezzle’s and Zip’s business relationships, operating results, and business generally, (iv) risks that the proposed transaction disrupts current plans and operations of Sezzle or Zip and the responses of merchants and business partners to the announcement, (v) potential difficulties in Sezzle and Zip employee retention as a result of the proposed transaction, (vi) risks related to diverting the attention of the management of Sezzle and Zip from each party’s respective ongoing business operations, (vii) the risk that Zip shareholders do not approve the proposed transaction, if their approval is required, and (viii) Zip’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Zip and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (the “SEC”), Zip’s Form F-4 to be filed with the SEC and other documents filed by either Zip or Sezzle from time to time with the Australian Securities Exchange (the “ASX”), the Australian Securities and Investments Commission (the “ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Zip and Sezzle presently do not know or that Zip and Sezzle currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Zip’s and Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Zip’s and Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Zip and Sezzle assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Zip and Sezzle do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document relates to the proposed acquisition of Sezzle by Zip (the “Proposed Transaction”). In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4 with the SEC to register the American depository receipts of Zip to be issued in connection with the Proposed Transaction and will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares. The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available.

Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or the ASX’s website at ww2.asx.com/au.

The documents filed by Zip or Sezzle with the SEC and the ASX also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/.

Participants in the Solicitation

Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction. Information about Zip’s directors and executive officers is available in Zip’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of Sezzle’s securities by Sezzle’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021.

Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as indicated above.

Foreign securities disclaimers

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Zip, Sezzle or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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